UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Grisanti, Anthony F.
   c/o Netsmart Technologies, Inc.
   146 Nassau Avenue
   Islip, NY  11751
2. Issuer Name and Ticker or Trading Symbol
   Netsmart Technologies, Inc.
   NTST
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   December 1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chief Financial Officer, Treasurer and Secretary
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Common Stock, par value $.01 |      |    |                  |   |           |6,640(1)           |D     |                           |
per share                    |      |    |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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
Nonqualfieid Stock Optio|$.70    |     |    |           |   |(2)  |01/00|Common Stock|7,703  |(2)    |7,703       |D  |            |
n                       |        |     |    |           |   |     |     |            |       |       |            |   |            |
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Nonqualified Stock Optio|$1.04   |     |    |           |   |(2)  |12/00|Common Stock|3,118  |(2)    |3,118       |D  |            |
n                       |        |     |    |           |   |     |     |            |       |       |            |   |            |
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Nonqualified Stock Optio|$1.50   |     |    |           |   |(3)  |04/01|Common Stock|5,000  |(3)    |5,000       |D  |            |
n                       |        |     |    |           |   |     |     |            |       |       |            |   |            |
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Nonqualified Stock Optio|$1.50   |07/01|A   |30,000     |A  |(4)  |06/03|Common Stock|30,000 |(4)    |30,000      |D  |            |
n                       |        |/98  |    |           |   |     |     |            |       |       |            |   |            |
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Nonqualfied Stock Option|$1.00   |11/03|A   |50,000     |A  |(5)  |11/03|Common Stock|50,000 |(5)    |50,000      |D  |            |
                        |        |/98  |    |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) The number of shares reflects the Company's one-for-three reverse split which became effective September
14, 1998 (the "Reverse
Split").
(2) These options were granted pursuant to the Company's 1993 Long-Term Incentive Plan, a 16b-3 plan, and are exercisable in installments. The exercise prices and number of shares subject to the option reflect the Reverse
Split.
(3) These options were granted pursuant to the Company's 1993 Long-Term Incentive Plan, a 16b-3 plan, and are exercisable in installments. The exercise prices and number of shares subject to the option reflect the Reverse
Split. In November 1998, the exercise price, as adjusted for the Reverse Split, was reduced from $6.00 to $1.50 per
share.
(4) These options were granted pursuant to the Company's 1998 Long Term Incentive Plan, a 16b-3 plan, and are
exercisable in installments.    The exercise prices and number of shares
subject to the option reflect the Reverse
Split.
(5) These options were granted pursuant to an amendment to the Company's 1998 Long Term Incentive Plan, a
16b-3 plan, which amendment is subject to stockholder
approval.
SIGNATURE OF REPORTING PERSON
/s/ Anthony F. Grisanti
DATE
January 29, 1999